Exhibit 99.1

TD Bank to Issue Medium Term Notes

TORONTO - October 27, 2010 - The Toronto-Dominion Bank (TD) today announced that it intends to issue $1.0 billion of medium term notes constituting subordinated indebtedness (the “Notes”). The Notes will be issued in Canada and sold through a dealer syndicate led by TD Securities Inc.

The Notes are expected to be issued on November 2, 2010 and will pay a coupon of 3.367% until November 2, 2015 and the bankers' acceptance rate plus 1.25% thereafter until maturity on November 2, 2020.  The Notes are redeemable at par at the Bank's option, with the approval of the Office of the Superintendent of Financial Institutions Canada, on or after November 2, 2015.

TD will include the issue as Tier 2B regulatory capital and intends to file in Canada a prospectus supplement and a pricing supplement to its October 25, 2010 short form base shelf prospectus in respect of the issue.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration. This press release shall not constitute an offer to sell securities in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from TD and that will contain detailed information about TD and management, as well as financial statements.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG or the Bank). TDBFG is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TDBFG also ranks among the world's leading online financial services firms, with more than 6 million online customers. TDBFG had $603 billion in assets on July 31, 2010. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information:
John van Boxmeer, Vice President, Treasury and Balance Sheet Management, (416) 308-7309